Exhibit 99.1
Shinhan Bank’s Board made a resolution to issue a Write-down Contingent Capital Securities.

On November 11, 2015, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to issue a Write-down Contingent Capital Securities.

1. Purpose of issuance: To maintain capital requirements under the Basel III

2. Details of issuance

Type of Securities	Write-down Contingent Capital Securities

Total Amount of Issuance Limit	KRW 300 Billions

Maturity of Securities	10 Years

• The details of issuance and interest rate will be delegated to the CEO of Shinhan Bank.